

August 16, 2011

<u>Via E-mail</u>
Adam Kotkin
Chief Executive Officer
Apps Genius Corp.
157 Broad Street, Suite 109-C
Red Bank, NJ 07701

> **Re: Apps Genius Corp.**
> **Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-175673**

Dear Mr. Kotkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

2. Please revise to include the financial statements in the body of the prospectus rather than after Part II of the registration statement.

Prospectus Cover Page

3. Please revise your filing so that the placement agent you intend to use in connection with this offering is listed on the cover page of your prospectus. In this regard, we note your disclosure on page 26 that you have engaged Rodman & Renshaw, LLC as your placement agent for this offering. Refer to Item 502(b)(8) of Regulation S-K.

4. Please revise the cover page of the prospectus to concisely describe the basic terms of the offering by the company. If true, you should disclose that this is a best efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of units and that you may not sell the entire amount of units being offered pursuant to this prospectus. In addition, please delete the table on the prospectus cover page as it provides information as if all of the proceeds will be received. In the context of a best efforts, no minimum offering, it appears inappropriate to emphasize what might transpire if all of the shares offered are sold.

5. Please revise your prospectus cover page to include disclosure regarding any concurrent offerings. In this regard, we refer to the registration statement on Form S-1 (File No. 333-170715) relating to the offer and sale of shares by selling shareholders, which was declared effective on February 11, 2011.

Prospectus Summary, page 3

6. Please explain your reference to selling shareholders under the subheading "Terms of the Offering." We note that this prospectus does not relate to shares being offered by selling shareholders.

Risk Factors, page 5

General

7. It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

8. It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Undertakings, page 31

9. Given the nature of your offering (i.e. a direct, primary offering), it is unclear why you have not included the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please advise or, in the alternative, revise your document to include the applicable undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal at (202) 551-3105 or me at (202) 551-3453 with any questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
Eric Stein, Esq.
Anslow & Jaclin, LLP